UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-53520

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: May 31, 2017

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☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT

THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FULL NAME OF REGISTRANT

Discovery Energy Corp.

FORMER NAME IF APPLICABLE

Santos Resource Corp.

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

One Riverway, Suite 1700

CITY, STATE AND ZIP CODE

Houston, Texas 77056

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a)	The reasons described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-O, or portion thereof will be filed on or before the fifth calendar day following the prescribed date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the period ended May 31, 2017 within the prescribed time period without unreasonable effort and expense due to the unavailability of certain information that may materially affect the disclosure to be contained in the Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith J. McKenzie	(604)	649-1361
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Discovery Energy Corp.

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(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 17, 2017	By:	/s/ Michael D. Dahlke
Michael D. Dahlke, President

A T T E N T I O N

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Explanation of Expected Variance

During the quarter ended May 31, 2017, the Company’s operating expenses increased significantly over those for the quarter ended May 31, 2016, as the Company’s business activities for the quarter ended May 31, 2017 were significantly greater than those in the quarter ended May 31, 2016. However more significantly, on May 27, 2016 the Company issued a convertible debenture in the original principal amount of $3.5 million, and thereafter the Company issued additional convertible debentures through the end of the quarter ended May 31, 2017 having an aggregate original principal amount of $1,937,500. In connection with the issuance of certain of these convertible debentures, warrants to acquire shares of the Company were also issued. These convertible debentures and warrants contain a price-reset provision whereby the investors are entitled to reset the conversion price of the debentures and the exercise of the warrants in the event that the Company issues securities priced below the conversion price of the debentures and the exercise of the warrants. This provision gives rise to a derivative liability. Because these convertible debentures and warrants were outstanding during the entire quarter ended May 31, 2017 the effect of the change in the valuation of the derivative liability relating to them and the interest expense on the convertible debentures were more significant than during the quarter ended May 31, 2016. As a result, the Company anticipates that the reported loss for the three-month period ended May 31, 2017 will change significantly from the loss reported for the comparable quarter ended May 31, 2016, with such change resulting in an approximately $2.73 million larger loss. However, the change in the valuation of the derivative liability and the interest expense are non-cash expenses.